Exhibit A

Press Release
Vivo Teams Up with Ceragon to Expand Nationwide LTE Deployment – July 23, 2013

Vivo Brazil Teams Up with Ceragon to Expand Nationwide LTE Deployment

Vivo, a subsidiary of Telefonica Brazil, is the country’s largest mobile operator

Paramus, New Jersey, July 23, 2013 - Ceragon Networks Ltd. (NASDAQ: CRNT), the #1 wireless backhaul specialist, today announced that Vivo, a subsidiary of Telefonica Brazil, has selected Ceragon as its wireless backhaul partner for the next phase of its nationwide LTE network.  With orders valued at over $6 million, Ceragon is supplying Vivo with a range of short haul solutions based on its FibeAir® family of products as well as a full range of turnkey services. Ceragon solutions will help boost Vivo’s network capacity as it expands and upgrades its network, delivering a vastly improved user experience to its subscribers.

Vivo is Brazil´s largest mobile operator and offers a wide range of telecommunication and broadband services to more than 91 million subscribers throughout the country.  Brazil is home to more than one third of all mobile users in Latin America and the Caribbean and is the seventh country in the world in terms of Internet usage.

“After years of working with Ceragon’s solutions, we are convinced that Ceragon has the expertise, reach and technological vision to meet Vivo’s target to achieve full LTE coverage before the World Cup in 2014,” said Leonardo Capdeville, Network Director at Vivo. “We look forward to continuing to develop our relationship as we roll out our advanced LTE network.”

“With the 2014 World Cup looming on the horizon, Brazil’s operators are all racing to deploy their LTE networks,” said Ira Palti, Ceragon’s President and CEO. “Ceragon is excited to play a part in this nationwide LTE deployment and to continue to build out the infrastructure for future growth.”

The current agreement is in addition to Ceragon’s global partnership with Telefonica. Ceragon is currently active in Telefonica deployments in 6 national markets. The Telefónica Group, a global Tier-1 telecommunications company and one of the world’s leading integrated operators, offers communication, information and entertainment solutions in 25 countries, servicing more than 300 million subscribers.

Press Release
Vivo Teams Up with Ceragon to Expand Nationwide LTE Deployment – July 23, 2013

For more information about Vivo, click here

About Ceragon Networks Ltd.
Ceragon Networks Ltd. (NASDAQ: CRNT) is the #1 wireless backhaul specialist.  We provide innovative, flexible and cost-effective wireless backhaul and fronthaul solutions that enable mobile operators and other wired/wireless service providers to deliver 2G/3G, 4G/LTE and other broadband services to their subscribers.  Ceragon’s high-capacity, solutions use microwave technology to transfer voice and data traffic while maximizing bandwidth efficiency, to deliver more capacity over longer distances under any deployment scenario. Based on our extensive global experience, Ceragon delivers turnkey solutions that support service provider profitability at every stage of the network lifecycle enabling faster time to revenue, cost-effective operation and simple migration to all-IP networks.  As the demand for data pushes the need for ever-increasing capacity, Ceragon is committed to serve the market with unmatched technology and innovation, ensuring effective solutions for the evolving needs of the marketplace. Our solutions are deployed by more than 430 service providers in over 130 countries.

Media Contact:	Media Contact:	Company & Investor Contact:
Justine Schneider	Abigail Levy-Gurwitz	Yoel Knoll
Calysto Communications	Ceragon Networks	Ceragon Networks
Tel: +1-(404)-266-2060 x507	Tel: +1-(201)-853-0271	Tel. +1-(201)-853-0228
jschneider@calysto.com	abigaill@ceragon.com	yoelk@ceragon.com

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Ceragon Networks® and FibeAir® are registered trademarks of Ceragon Networks Ltd. in the United States and other countries. CERAGON ® is a trademark of Ceragon Networks Ltd., registered in various countries.  Other names mentioned are owned by their respective holders.

This press release may contain statements concerning Ceragon’s future prospects that are “forward-looking statements” under the Private Securities Litigation Reform Act of 1995. These statements are based on current expectations and projections that involve a number of risks and uncertainties. There can be no assurance that future results will be achieved, and actual results could differ materially from forecasts and estimates. These are important factors that could cause actual results to differ materially from forecasts and estimates. Some of the factors that could significantly impact the forward-looking statements in this press release include the risk of significant expenses in connection with potential contingent tax liability associated with Nera’s prior operations or facilities, risks associated with unexpected changes in customer demand, risks associated with increased working capital needs, and other risks and uncertainties, which are discussed in greater detail in Ceragon’s Annual Report on Form 20-F and Ceragon’s other filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made and Ceragon undertakes no commitment to revise or update any forward-looking statement in order to reflect events or circumstances after the date any such statement is made. Ceragon’s public filings are available from the Securities and Exchange Commission’s website at www.sec.gov or may be obtained on Ceragon’s website at www.ceragon.com